FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of November 2010.

Total number of pages: 62

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2010 (Unaudited)
(FROM APRIL 1, 2010 TO SEPTEMBER 30, 2010)
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE SECOND QUARTER AND SIX MONTHS ENDED SEPTEMBER 30, 2010 (Unaudited)

(FROM APRIL 1, 2010 TO SEPTEMBER 30, 2010)

CONSOLIDATED

Released on November 25, 2010

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER AND THE SIX MONTHS ENDED SEPTEMBER 30, 2010 (Unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended September 30
	2009	2010	2010
Net sales	¥145,257	¥169,991	$2,028,048
Operating income	18,037	24,519	292,520
Income from continuing operations before income taxes	13,724	20,321	242,436
Income from continuing operations attributable to Nidec Corporation	8,836	13,231	157,850
Loss on discontinued operations attributable to Nidec Corporation	(867)	-	-
Net income attributable to Nidec Corporation	¥7,969	¥13,231	$157,850
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥63.43	¥95.00	$1.13
Loss on discontinued operations attributable to Nidec Corporation	(6.22)	-	-
Net income attributable to Nidec Corporation	57.21	95.00	1.13
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	63.43	94.29	1.12
Loss on discontinued operations attributable to Nidec Corporation	(6.22)	-	-
Net income attributable to Nidec Corporation	¥57.21	¥94.29	$1.12

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the six months ended September 30
	2009	2010	2010
Net sales	¥268,743	¥340,791	$4,065,748
Operating income	28,321	51,522	614,674
Income from continuing operations before income taxes	22,474	41,293	492,639
Income from continuing operations attributable to Nidec Corporation	14,717	27,014	322,286
Loss on discontinued operations attributable to Nidec Corporation	(929)	-	-
Net income attributable to Nidec Corporation	¥13,788	¥27,014	$322,286
Per share data
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥105.65	¥193.94	$2.31
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	98.99	193.94	2.31
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	¥105.65	193.22	2.31
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	¥98.99	¥193.22	$2.31

CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	2010
	March 31	September 30	September 30
Current assets	¥374,883	¥370,143	$4,415,927
Investments	18,076	15,020	179,194
Property, plant, equipment and others	299,832	354,641	4,230,983
Total assets	692,791	739,804	8,826,104
Current liabilities	262,265	208,091	2,482,594
Long-term liabilities	28,995	128,400	1,531,854
Total liabilities	291,260	336,491	4,014,448
Total Nidec Corporation shareholders’ equity	340,309	344,184	4,106,228
Noncontrolling interests	61,222	59,129	705,428
Total liabilities and equity	¥692,791	¥739,804	$8,826,104

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010
Net cash provided by operating activities	¥47,642	¥34,487	$411,441
Net cash used in investing activities	(14,890)	(81,325)	(970,234)
Net cash (used in) provided by financing activities	(107,082)	18,969	226,306
Effect of exchange rate changes on cash and cash equivalents	(7,225)	(7,648)	(91,243)
Net decrease in cash and cash equivalents	(81,555)	(35,517)	(423,730)
Cash and cash equivalents at beginning of period	200,966	123,309	1,471,117
Cash and cash equivalents at end of period	¥119,411	¥87,792	$1,047,387

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (ii) general economic conditions in the computer, information technology, automobile and other relevant product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Emerson Electric Co.'s motors and controls ("EMC") business, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations.

As used in this document, references to “we,” ”our,” “us” and "Nidec Group" are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and "Japanese yen," “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three and Six Months Ended September 30, 2010 Compared to Three and Six Months Ended September 30, 2009 (Unaudited)

Net Sales

	(Yen in millions) For the three months ended September 30
	2009	2010	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥52,478	¥51,847	¥(631)	(1.2)%
Other small precision brushless DC motors	20,082	18,536	(1,546)	(7.7)
Brushless DC fans	8,824	8,486	(338)	(3.8)
Other small precision motors	4,745	4,626	(119)	(2.5)
Sub-total	86,129	83,495	(2,634)	(3.1)
General motors *	16,127	23,345	7,218	44.8
Machinery	9,299	20,800	11,501	123.7
Electronic and optical components	26,972	34,141	7,169	26.6
Others	6,730	8,210	1,480	22.0
Consolidated total	¥145,257	¥169,991	¥24,734	17.0%

	(Yen in millions) For the six months ended September 30
	2009	2010	Inc/Dec	Inc/Dec %
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥97,630	¥104,379	¥6,749	6.9%
Other small precision brushless DC motors	35,996	39,991	3,995	11.1
Brushless DC fans	16,161	17,326	1,165	7.2
Other small precision motors	8,614	9,486	872	10.1
Sub-total	158,401	171,182	12,781	8.1
General motors *	31,831	48,105	16,274	51.1
Machinery	16,898	38,021	21,123	125.0
Electronic and optical components	49,278	66,521	17,243	35.0
Others	12,335	16,962	4,627	37.5
Consolidated total	¥268,743	¥340,791	¥72,048	26.8%

* Note: From the three months ended September 30, 2010, the product category has been renamed from "Mid-size motors" to "General motors," due to the addition of "Large-size motors for industrial use" to this category resulting from our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010.

Our net sales increased ¥24,734 million, or 17.0%, from ¥145,257 million for the three months ended September 30, 2009 to ¥169,991 million for the three months ended September 30, 2010. This increase was primarily due to the gradual economic recovery in recent months from the world-wide recession, which negatively impacted our business in previous quarterly periods. Net sales of small precision motors, however, decreased for the three months ended September 30, 2010, compared to the same period of the previous fiscal year primarily due to the further appreciation of the Japanese yen against the U.S. dollars, as described below. With the increases in financial deficits and credit deterioration of some European countries, triggered by Greece’s financial crisis, there are increasing concerns about the possibility of a second recession which could affect the global economy and in turn affect our net sales.

The strong Japanese yen particularly against the U.S. dollar has had, and is expected to continue to have, an adverse impact on our results of operations and financial condition, particularly net sales and shareholders’ equity, as unit prices of many of our products are denominated in U.S. dollars and we have expanded, and continue to seek opportunities to expand, our overseas operations. For example, on September 30, 2010, we acquired Emerson Electric Co.'s motors and controls ("EMC") business, as described below. Appreciation of the Japanese yen against other currencies will also affect our foreign currency translation adjustments, which will in turn negatively affect our shareholders’ equity. The Japanese yen appreciated approximately 8% against the U.S. dollar to ¥85.90 to the U.S. dollar on a three-month average basis between the three months ended September 30, 2009 and 2010. As of November 22, 2010, the exchange rate between the two currencies was ¥83.58 to the U.S. dollar. We expect the Japanese yen to further appreciate against the U.S. dollar at least for the remainder of the fiscal year ending March 31, 2011.

Our net sales increased ¥72,048 million, or 26.8%, from ¥268,743 million for the six months ended September 30, 2009 to ¥340,791 million for the six months ended September 30, 2010.

(Small precision motors)

Net sales of small precision motors decreased ¥2,634 million, or 3.1%, from ¥86,129 million for the three months ended September 30, 2009 to ¥83,495 million for the three months ended September 30, 2010. Net sales of each product group included in “small precision motors” are discussed below.

Net sales of small precision motors increased ¥12,781 million, or 8.1%, from ¥158,401 million for the six months ended September 30, 2009 to ¥171,182 million for the six months ended September 30, 2010. On a six-month average basis, the Japanese yen exchange rate for the six months ended September 30, 2009 and 2010 appreciated approximately 7% to ¥88.95 against the U.S. dollar, having a smaller negative impact on net sales compared to the 8% appreciation on a three-month average basis between the three months ended September 30, 2009 and 2010.

Hard disk drives spindle motors

Net sales of hard disk drives ("HDDs") spindle motors decreased ¥631 million, or 1.2%, from ¥52,478 million for the three months ended September 30, 2009 to ¥51,847 million for the three months ended September 30, 2010. This decrease was primarily due to an 8% appreciation of the Japanese yen against the U.S. dollar compared to the three months ended September 30, 2009, which was offset in part by a 7% increase in unit shipments of our hard disk drives spindle motors for the three months ended September 30, 2010. Unit shipment and sales of our spindle motors for 2.5-inch HDDs increased 25% and 10%, respectively, for the three months ended September 30, 2010 compared to the three months ended September 30, 2009. The difference in the increase rate between 25% and 10% was primarily due to the 8% appreciation of the Japanese yen against the U.S. dollar and a 4% decrease in the average unit price on U.S. dollar basis of spindle motors for 2.5-inch HDDs. Unit shipment and sales of our spindle motors for 3.5-inch HDDs decreased 5% and 8%, respectively, for the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

Net sales of hard disk drives spindle motors accounted for 36.1% of total net sales for the three months ended September 30, 2009 and 30.5% of total net sales for the three months ended September 30, 2010.

Net sales of hard disk drives spindle motors increased ¥6,749 million, or 6.9%, from ¥97,630 million for the six months ended September 30, 2009 to ¥104,379 million for the six months ended September 30, 2010.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥1,546 million, or 7.7%, from ¥20,082 million for the three months ended September 30, 2009 to ¥18,536 million for the three months ended September 30, 2010. This decease was primarily due to a ¥1,998 million, or 16%, decrease in sales by Nidec Corporation and its direct subsidiaries primarily reflecting weaker demand for small precision brushless DC motors for optical disk drives, which was offset in part by an increase in sales of small precision brushless DC motors by the Nidec Servo group.

Net sales of other small precision brushless DC motors accounted for 13.8% of total net sales for the three months ended September 30, 2009 and 10.9% of total net sales for the three months ended September 30, 2010.

Net sales of other small precision brushless DC motors increased ¥3,995 million, or 11.1%, from ¥35,996 million for the six months ended September 30, 2009 to ¥39,991 million for the six months ended September 30, 2010.

Brushless DC fans

Net sales of brushless DC fans decreased ¥338 million, or 3.8%, from ¥8,824 million for the three months ended September 30, 2009 to ¥8,486 million for the three months ended September 30, 2010. This decrease was primarily due to a ¥635 million, or 9%, decrease in sales of brushless DC fans by Nidec Corporation and its direct-line subsidiaries, which was offset in part by an increase in sales of brushless DC fans by the Nidec Servo group for the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

Net sales of brushless DC fans accounted for 6.1% of total net sales for the three months ended September 30, 2009 and 5.0% of total net sales for the three months ended September 30, 2010.

Net sales of brushless DC fans increased ¥1,165 million, or 7.2%, from ¥16,161 million for the six months ended September 30, 2009 to ¥17,326 million for the six months ended September 30, 2010.

Other small precision motors

Net sales of other small precision motors decreased ¥119 million, or 2.5%, from ¥4,745 million for the three months ended September 30, 2009 to ¥4,626 million for the three months ended September 30, 2010. This decrease was primarily due to a decrease in sales by the Nidec Sankyo group.

Net sales of other small precision motors accounted for 3.3% of total net sales for the three months ended September 30, 2009 and 2.7% of total net sales for the three months ended September 30, 2010.

Net sales of other small precision motors increased ¥872 million, or 10.1%, from ¥8,614 million for the six months ended September 30, 2009 to ¥9,486 million for the six months ended September 30, 2010.

(General motors)

From the three months ended September 30, 2010, this product category has been renamed from "Mid-size motors" to "General motors," due to the addition of "Large-size motors for industrial use" to this category resulting from our acquisition of the EMC business on September 30, 2010.

Net sales of general motors increased ¥7,218 million, or 44.8%, from ¥16,127 million for the three months ended September 30, 2009 to ¥23,345 million for the three months ended September 30, 2010. Sales of general motors for home appliances and industrial use increased ¥5,702 million, or 73%, for the three months ended September 30, 2010 compared to the three months ended September 30, 2009 primarily due to an increase in sales of ¥3,720 million of sales at Nidec Sole Motors S.R.L and its subsidiary, which were newly consolidated during the three months ended March 31, 2010. Sales of general motors for automobiles increased ¥1,516 million, or 18%, for the three months ended September 30, 2010 compared to the three months ended September 30, 2009. This was primarily due to an increase in demand for automotive motors in North America and Europe because of the recent market recovery in the automotive industry.

Net sales of general motors accounted for 11.1% of our total net sales for the three months ended September 30, 2009 and 13.7% of total net sales for the three months ended September 30, 2010.

Net sales of general motors increased ¥16,274 million, or 51.1%, from ¥31,831 million for the six months ended September 30, 2009 to ¥48,105 million for the six months ended September 30, 2010.

(Machinery)

Net sales of machinery increased ¥11,501 million, or 123.7%, from ¥9,299 million for the three months ended September 30, 2009 to ¥20,800 million for the three months ended September 30, 2010. Both the amount and rate of increase in sales of this product category were higher than those of any of our remaining product categories for the three months ended September 30, 2010 compared to the three months ended September 30, 2009.

This increase was primarily due to stronger sales at the Nidec Sankyo group of such products as LCD panel handling robots, which increased ¥5,730 million for the three months ended September 30, 2010 compared to the three months ended September 30, 2009, and also due to stronger sales at the Nidec-Read group, the Nidec-Shimpo group, the Nidec-Kyori group, the Nidec Tosok group and the Nidec Copal group which increased ¥1,716 million, ¥1,390 million, ¥1,326 million, ¥710 million and ¥557 million, respectively, for the three months ended September 30, 2010 compared to the three months ended September 30, 2009, primarily due to increased capital expenditures by our customers.

Net sales of machinery accounted for 6.4% of our total net sales for the three months ended September 30, 2009 and 12.2% of total net sales for the three months ended September 30, 2010.

Net sales of machinery increased ¥21,123 million, or 125.0%, from ¥16,898 million for the six months ended September 30, 2009 to ¥38,021 million for the six months ended September 30, 2010.

(Electronic and optical components)

Net sales of electronic and optical components increased ¥7,169 million, or 26.6%, from ¥26,972 million for the three months ended September 30, 2009 to ¥34,141 million for the three months ended September 30, 2010. This increase was due in part to an increase of ¥3,598 million, or 25%, in sales at the Nidec Copal group of such products as shutters and lens units for digital cameras primarily due to stronger consumer demand for digital cameras, compared to the three months ended September 30, 2009. The increase in net sales of electronic and optical components was also due to an increase of ¥2,120 million, or 40%, in sales at the Nidec Copal Electronics group of such products as circuit components and sensors, and an increase of ¥1,452 million, or 20%, in sales at the Nidec Sankyo group, compared to the three months ended September 30, 2009, with customer demand increasing as the overall economic environment gradually improved in recent months.

Net sales of electronic and optical components accounted for 18.6% of our total net sales for the three months ended September 30, 2009 and 20.1% of total net sales for the three months ended September 30, 2010.

Net sales of electronic and optical components increased ¥17,243 million, or 35.0%, from ¥49,278 million for the six months ended September 30, 2009 to ¥66,521 million for the six months ended September 30, 2010.

(Others)

Net sales of other products increased ¥1,480 million, or 22.0%, from ¥6,730 million for the three months ended September 30, 2009 to ¥8,210 million for the three months ended September 30, 2010. This was primarily due to an increase of ¥1,241 million, or 25%, in sales at the Nidec Tosok group of automotive parts compared to the three months ended September 30, 2009. Sales at the Nidec Total Service group and the Nidec Logistics group also increased compared to the three months ended September 30, 2009.

Net sales of other products accounted for 4.6% of total net sales for the three months ended September 30, 2009 and 4.9% of total net sales for the three months ended September 30, 2010.

Net sales of other products increased ¥4,627 million, or 37.5%, from ¥12,335 million for the six months ended September 30, 2009 to ¥16,962 million for the six months ended September 30, 2010.

Cost of Products Sold

Our cost of products sold increased ¥15,748 million, or 14.4%, from ¥109,010 million for the three months ended September 30, 2009 to ¥124,758 million for the three months ended September 30, 2010. This increase mainly corresponded to the overall increase in sales.

As a percentage of net sales, our cost of products sold decreased from 75.0% for the three months ended September 30, 2009 to 73.4% for the three months ended September 30, 2010. This decrease was primarily due to cost reductions achieved through our streamlining of manufacturing process, increased in-sourcing of product manufacturing, enhanced economies of scale and an increase in unit volumes of products with higher margins.

Our cost of products sold increased ¥43,884 million, or 21.4%, from ¥205,228 million for the six months ended September 30, 2009 to ¥249,112 million for the six months ended September 30, 2010.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥1,613 million, or 13.4%, from ¥12,050 million for the three months ended September 30, 2009 to ¥13,663 million for the three months ended September 30, 2010. This increase was due mainly to an increase in personnel expenses as personnel expenses in the previous fiscal year reflected a temporary reduction of employee salaries in Japan.

As a percentage of net sales, our selling, general and administrative expenses decreased from 8.3% for the three months ended September 30, 2009 to 8.1% for the three months ended September 30, 2010.

Our selling, general and administrative expenses increased ¥3,617 million, or 15.4%, from ¥23,433 million for the six months ended September 30, 2009 to ¥27,050 million for the six months ended September 30, 2010.

Research and Development Expenses

Our research and development expenses increased ¥891 million, or 14.5%, from ¥6,160 million for the three months ended September 30, 2009 to ¥7,051 million for the three months ended September 30, 2010. This increase partly reflected the reduced research and development expenses for the three months ended September 30, 2009 in accordance with our cost reduction measures implemented at the time. Research and development expenses also increased in the three months ended September 30, 2010 as we increased research and development expenses relating to general motors for automobiles in response to increased demand for our new products for electric vehicles and hybrid electric vehicles.

As a percentage of net sales, our research and development expenses decreased from 4.3% for the three months ended September 30, 2009 to 4.1% for the three months ended September 30, 2010.

Our research and development expenses increased ¥1,346 million, or 11.4%, from ¥11,761 million for the six months ended September 30, 2009 to ¥13,107 million for the six months ended September 30, 2010.

Operating Income

As a result of the foregoing, our operating income increased ¥6,482 million, or 35.9%, from ¥18,037 million for the three months ended September 30, 2009 to ¥24,519 million for the three months ended September 30, 2010.

As a percentage of net sales, our operating income increased from 12.4% for the three months ended September 30, 2009 to 14.4% for the three months ended September 30, 2010.

Our operating income increased ¥23,201 million, or 81.9%, from ¥28,321 million for the six months ended September 30, 2009 to ¥51,522 million for the six months ended September 30, 2010.

Other Income (Expense)

Our other expenses decreased ¥115 million, or 2.7%, from ¥4,313 million for the three months ended September 30, 2009 to ¥4,198 million for the three months ended September 30, 2010. This decrease was mainly due to a ¥629 million, or 13.5%, decrease in foreign exchange loss, primarily resulting from the appreciation of the Japanese yen against the U.S. dollar, from ¥4,653 million for the three months ended September 30, 2009 to ¥4,024 million for the three months ended September 30, 2010.

Our other expenses increased ¥4,382 million, or 74.9%, from ¥5,847 million for the six months ended September 30, 2009 to ¥10,229 million for the six months ended September 30, 2010.

The Japanese yen to U.S. dollar exchange rates were ¥98.23 to the U.S. dollar as of March 31, 2009 and ¥90.21 to the U.S. dollar as of September 30, 2009. The Japanese yen appreciated against the U.S. dollar to ¥93.04 to the U.S. dollar as of March 31, 2010 and ¥83.82 to the U.S. dollar as of September 30, 2010. Foreign exchange fluctuations can have a significant impact on our results of operations and financial condition, as we have a substantial amount of U.S. dollar-based purchases of inventory and sales of products.

Income from Continuing Operations before Income Taxes

As a result of the foregoing, our income from continuing operations before income taxes increased ¥6,597 million, or 48.1%, from ¥13,724 million for the three months ended September 30, 2009 to ¥20,321 million for the three months ended September 30, 2010.

As a percentage of net sales, our income from continuing operations before income taxes increased from 9.4% for the three months ended September 30, 2009 to 12.0% for the three months ended September 30, 2010.

Our income from continuing operations before income taxes increased ¥18,819 million, or 83.7%, from ¥22,474 million for the six months ended September 30, 2009 to ¥41,293 million for the six months ended September 30, 2010.

Income Taxes

Our income taxes increased ¥1,067 million, or 26.6%, from ¥4,011 million for the three months ended September 30, 2009 to ¥5,078 million for the three months ended September 30, 2010. This was primarily due to an increase in income from continuing operations before income taxes.

Our income taxes increased ¥4,036 million, or 62.1%, from ¥6,495 million for the six months ended September 30, 2009 to ¥10,531 million for the six months ended September 30, 2010.

The estimated effective income tax rate for the six months ended September 30, 2010 was 25.5%, 3.4 percentage points lower compared with the effective income tax rate for the six months ended September 30, 2009. The main reason for the decrease was the net impact of a decrease in tax (benefit) on undistributed earnings, a decrease in valuation allowance, and an increase in liabilities for unrecognized tax benefits.

For more information, see Note 10 to our unaudited consolidated interim financial statements included elsewhere in this report.

Equity in Net Income of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥26 million, or 92.9%, from ¥28 million for the three months ended September 30, 2009 to ¥2 million for the three months ended September 30, 2010.

We had equity in net income of affiliated companies of ¥4 million for the six months ended September 30, 2010, as compared to equity in net loss of affiliated companies of ¥79 million for the six months ended September 30, 2009.

Income from Continuing Operations

As a result of the foregoing, our income from continuing operations increased ¥5,504 million, or 56.5%, from ¥9,741 million for the three months ended September 30, 2009 to ¥15,245 million for the three months ended September 30, 2010.

Our income from continuing operations increased ¥14,866 million, or 93.5%, from ¥15,900 million for the six months ended September 30, 2009 to ¥30,766 million for the six months ended September 30, 2010.

Loss on Discontinued Operations

We recorded ¥1,193 million of loss on discontinued operations for the three months ended September 30, 2009 but had no such loss for the three months ended September 30, 2010.

We recorded ¥1,287 million of loss on discontinued operations for the six months ended September 30, 2009 but had no such loss for the six months ended September 30, 2010.

Consolidated Net Income

As a result of the foregoing, our consolidated net income increased ¥6,697 million, or 78.3%, from ¥8,548 million for the three months ended September 30, 2009 to ¥15,245 million for the three months ended September 30, 2010.

Our consolidated net income increased ¥16,153 million, or 110.5%, from ¥14,613 million for the six months ended September 30, 2009 to ¥30,766 million for the six months ended September 30, 2010.

Net Income Attributable to Noncontrolling Interests

Our net income attributable to noncontrolling interests increased ¥1,435 million, or 247.8%, from ¥579 million for the three months ended September 30, 2009 to ¥2,014 million for the three months ended September 30, 2010. This increase was primarily due to increases in income of some of our group companies, including Nidec Tosok Corporation, Nidec Copal Corporation, Nidec Sankyo Corporation and their respective subsidiaries.

Our net income attributable to noncontrolling interests increased ¥2,927 million, or 354.8%, from ¥825 million for the six months ended September 30, 2009 to ¥3,752 million for the six months ended September 30, 2010.

Net Income Attributable to Nidec Corporation

As a result of the foregoing, our net income attributable to Nidec Corporation increased ¥5,262 million, or 66.0%, from ¥7,969 million for the three months ended September 30, 2009 to ¥13,231 million for the three months ended September 30, 2010.

As a percentage of net sales, our net income increased from 5.5% for the three months ended September 30, 2009 to 7.8% for the three months ended September 30, 2010.

Our net income attributable to Nidec Corporation increased ¥13,226 million, or 95.9%, from ¥13,788 million for the six months ended September 30, 2009 to ¥27,014 million for the six months ended September 30, 2010.

Segment Information

Based on the applicable criteria set forth in ASC 280, "Segment Reporting", we have 13 reportable operating segments on which we report in our consolidated financial statements. For the information required by ASC280, see Note 14 to our unaudited consolidated interim financial statements included elsewhere in this report.

Beginning in the current quarterly reporting period ended September 30, 2010, we have changed our segment reporting so that it is in line with the changes we recently made in our management decision-making process. Our acquired subsidiaries have been grouped into each of these segments for both internal and external management and reporting to the chief operating decision maker. Because the number of our subsidiaries has been increasing due to from our recent acquisitions such as our acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010, we have made modifications to our management style that are designed to enhance profitability at each group company level. The current segment reporting is based on our modified management decision-making process. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three months ended September 30, 2009 and 2010. We have also changed our abbreviations for the reporting segments, as described below.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The NIRT (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NIPC (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NIDC (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The NILS (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The NIHC (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NILF (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

Nidec Servo Corporation, or NSRV, was not identified as reportable segments in the current period due to its immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss is accounted for under Japanese GAAP, except for NIRT (formerly NET), NIPC (formerly NCC), NIDC (formerly NCD), NILS (formerly NCS), NIHC (formerly NCH), NILF (formerly NCF), NMA. Therefore, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management. The principal differences that affect segmental operating income or loss include accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

The first of the following two tables shows net sales to external customers and other operating segments by reportable operating segment for the three months ended September 30, 2009 and 2010. The second table shows operating income or loss by reportable operating segment, which includes inter-segment sales and operating revenues and expenses, for the three months ended September 30, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
NCJ
Net sales to external customers	¥15,733	¥18,343	$218,838
Net sales to other operating segments	19,812	19,542	233,142
Sub total	35,545	37,885	451,980
NIRT
Net sales to external customers	23,523	22,002	262,491
Net sales to other operating segments	9,650	10,384	123,885
Sub total	33,173	32,386	386,376
NIPC
Net sales to external customers	6,244	6,063	72,334
Net sales to other operating segments	740	612	7,301
Sub total	6,984	6,675	79,635
NIDC
Net sales to external customers	2,086	636	7,588
Net sales to other operating segments	6,084	5,085	60,666
Sub total	8,170	5,721	68,254
NILS
Net sales to external customers	6,758	5,539	66,082
Net sales to other operating segments	89	119	1,420
Sub total	6,847	5,658	67,502
NIHC
Net sales to external customers	13,062	14,343	171,117
Net sales to other operating segments	1,256	348	4,152
Sub total	14,318	14,691	175,269
NILF
Net sales to external customers	2,937	2,156	25,722
Net sales to other operating segments	6,672	7,006	83,584
Sub total	9,609	9,162	109,306
NSNK
Net sales to external customers	17,816	24,550	292,890
Net sales to other operating segments	36	130	1,551
Sub total	17,852	24,680	294,441
NCPL
Net sales to external customers	15,814	19,989	238,475
Net sales to other operating segments	560	752	8,972
Sub total	16,374	20,741	247,447
NTSC
Net sales to external customers	5,392	7,236	86,328
Net sales to other operating segments	40	56	668
Sub total	5,432	7,292	86,996
NCEL
Net sales to external customers	5,679	7,859	93,760
Net sales to other operating segments	7	8	95
Sub total	5,686	7,867	93,855
NTMC
Net sales to external customers	7,743	13,392	159,771
Net sales to other operating segments	194	200	2,386
Sub total	7,937	13,592	162,157
NMA
Net sales to external customers	7,638	8,525	101,706
Net sales to other operating segments	2,410	1,634	19,494
Sub total	10,048	10,159	121,200
All Others
Net sales to external customers	15,111	18,912	225,625
Net sales to other operating segments	19,381	18,879	225,232
Sub total	34,492	37,791	450,857
Total
Net sales to external customers	145,536	169,545	2,022,727
Net sales to other operating segments	66,931	64,755	772,548
Adjustments (*)	(279)	446	5,321
Intersegment elimination	(66,931)	(64,755)	(772,548)
Consolidated total (net sales)	¥145,257	¥ 169,991	$2,028,048

(*) See Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
Operating income or loss:
NCJ	¥1,834	¥1,578	$18,826
NIRT	5,877	5,808	69,291
NIPC	466	507	6,049
NIDC	1,281	472	5,631
NILS	39	65	775
NIHC	147	189	2,255
NILF	1,625	1,515	18,074
NSNK	1,566	3,337	39,812
NCPL	1,422	2,502	29,850
NTSC	491	970	11,572
NCEL	410	1,355	16,166
NTMC	218	946	11,286
NMA	36	327	3,901
All Others	3,112	4,308	51,396
Total	18,524	23,879	284,884
Adjustments (*)	(487)	640	7,636
Consolidated total	¥18,037	¥24,519	$292,520

(*) See Note 11 to our unaudited consolidated interim financial statements included elsewhere in this report.

Net sales of NCJ increased ¥2,340 million, or 6.6%, from ¥35,545 million for the three months ended September 30, 2009 to ¥37,885 million for the three months ended September 30, 2010. This increase was primarily due to an increase in demand for hard disk drives spindle motors and general motors for automobiles, more than offsetting the negative impact of the Japanese yen appreciating against the U.S. dollar. Net sales to external customers of NCJ increased ¥2,610 million, or 16.6%, from ¥15,733 million for the three months ended September 30, 2009 to ¥18,343 million for the three months ended September 30, 2010. Net sales to other operating segments of NCJ decreased ¥270 million, or 1.4%, from ¥19,812 million for the three months ended September 30, 2009 to ¥19,542 million for the three months ended September 30, 2010. Operating income of NCJ decreased ¥256 million, or 14.0%, from ¥1,834 million for the three months ended September 30, 2009 to ¥1,578million for the three months ended September 30, 2010. This decrease was due primarily to a decrease in royalty and commission fees from subsidiaries in addition to the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of NIRT decreased ¥787 million, or 2.4%, from ¥33,173 million for the three months ended September 30, 2009 to ¥32,386 million for the three months ended September 30, 2010. This was primarily due to the appreciation of the Japanese yen against the U.S. dollar. Operating income of NIRT decreased ¥69 million, or 1.2%, from ¥5,877 million for the three months ended September 30, 2009 to ¥5,808 million for the three months ended September 30, 2010. This was primarily due to an increase in depreciation expenses as a result of increased investments in manufacturing facilities in Thailand.

Net sales of NIPC decreased ¥309 million, or 4.4%, from ¥6,984 million for the three months ended September 30, 2009 to ¥6,675 million for the three months ended September 30, 2010. This was primarily due to the U.S. dollar weakening against the Japanese yen although U.S. dollar-denominated sales volume of hard disk drives spindle motors increased with increasing demand from a major customer in China. Operating income of NIPC increased ¥41 million, or 8.8%, from ¥466 million for the three months ended September 30, 2009 to ¥507 million for the three months ended September 30, 2010. This increase was primarily due to improved production cost management through such measures as increased in-sourcing of product manufacturing and streamlining of our manufacturing processes.

Net sales of NIDC decreased ¥2,449 million, or 30.0%, from ¥8,170 million for the three months ended September 30, 2009 to ¥5,721 million for the three months ended September 30, 2010. This decrease was primarily due to a decrease in sales volume of DC motors as a result of inventory adjustments made by main customers. Operating income of NIDC decreased ¥809 million, or 63.2%, from ¥1,281 million for the three months ended September 30, 2009 to ¥472 million for the three months ended September 30, 2010. This decrease was primarily due to increases in wages and raw material costs in addition to lower sales.

Net sales of NILS decreased ¥1,189 million, or 17.4%, from ¥6,847 million for the three months ended September 30, 2009 to ¥5,658 million for the three months ended September 30, 2010, primarily due to decreases in demand for DC motors and hard disk drives spindle motors. Operating income of NILS increased ¥26 million, or 66.7%, from ¥39 million for the three months ended September 30, 2009 to ¥65 million for the three months ended September 30, 2010. This was primarily due to an increase in sales of products with higher margins.

Net sales of NIHC increased ¥373 million, or 2.6%, from ¥14,318 million for the three months ended September 30, 2009 to ¥14,691 million for the three months ended September 30, 2010. This increase was primarily due to an increase in sales of DC fans as a result of stronger customer demand. Operating income of NIHC increased ¥42 million, or 28.6%, from ¥147 million for the three months ended September 30, 2009 to ¥189 million for the three months ended September 30, 2010. This increase was mainly due to an increase in sales and improved sales margin.

Net sales of NILF decreased ¥447 million, or 4.7%, from ¥9,609 million for the three months ended September 30, 2009 to ¥9,162 million for the three months ended September 30, 2010. This was primarily due to the appreciation of the Japanese yen against the U.S. dollar although U.S. dollar-denominated sales increased. Operating income of NILF decreased ¥110 million, or 6.8%, from ¥1,625 million for the three months ended September 30, 2009 to ¥1,515 million for the three months ended September 30, 2010. This decrease was also primarily due to the appreciation of the Japanese yen against the U.S. dollars despite an increase in U.S. dollar-denominated operating income.

Net sales of NSNK increased ¥6,828 million, or 38.2%, from ¥17,852 million for the three months ended September 30, 2009 to ¥24,680 million for the three months ended September 30, 2010. This was due primarily to a significant increase in demand for LCD panel handling robots. Operating income of NSNK increased ¥1,771 million, or 113.1%, from ¥1,566 million for the three months ended September 30, 2009 to ¥3,337 million for the three months ended September 30, 2010. This was primarily due to an increase in sales of products with higher margins.

Net sales of NCPL increased ¥4,367 million, or 26.7%, from ¥16,374 million for the three months ended September 30, 2009 to ¥20,741 million for the three months ended September 30, 2010. This was due to improved sales resulting from stronger demand for new products for digital cameras. Operating income of NCPL increased ¥1,080 million, or 75.9%, from ¥1,422 million for the three months ended September 30, 2009 to ¥2,502 million for the three months ended September 30, 2010. This was due to the increase in sales.

Net sales of NTSC increased ¥1,860 million, or 34.2%, from ¥5,432 million for the three months ended September 30, 2009 to ¥7,292 million for the three months ended September 30, 2010. This was primarily due to a significant increase in demand for automotive parts. Operating income of NTSC increased ¥479 million, or 97.6%, from ¥491 million for the three months ended September 30, 2009 to ¥970 million for the three months ended September 30, 2010. This was due to improved production cost management through an expansion of overseas manufacturing in addition to the increase in sales.

Net sales of NCEL increased ¥2,181 million, or 38.4%, from ¥5,686 million for the three months ended September 30, 2009 to ¥7,867 million for the three months ended September 30, 2010. This increase was primarily due to an increase in demand for electronic circuit components and sensors which was sluggish in the three months ended September 30, 2009 in particular. Operating income of NCEL increased ¥945 million, or 230.5%, from ¥410 million for the three months ended September 30, 2009 to ¥1,355 million for the three months ended September 30, 2010. This was primarily due to cost reductions achieved through enhanced economies of scale, in addition to the increase in sales.

Net sales of NTMC increased ¥5,655 million, or 71.2%, from ¥7,937 million for the three months ended September 30, 2009 to ¥13,592 million for the three months ended September 30, 2010. This was primarily due to an increase in demand for general motors for industrial use in Japan and home appliances use in Asia, in addition to ¥3,720 million of sales at Nidec Sole Motors S.R.L and its subsidiary, which were newly consolidated during the three months ended March 31, 2010. Operating income increased ¥728 million, or 333.9%, from ¥218 million for the three months ended September 30, 2009 to ¥946 million for the three months ended September 30, 2010. This increase was primarily due to the increase in sales, some impact of newly consolidated companies and cost reduction achieved through such measures as in-sourcing of product manufacturing.

Net sales of NMA increased ¥111 million or 1.1%, from ¥10,048 million for the three months ended September 30, 2009 to ¥10,159 million for the three months ended September 30, 2010. This was primarily due to an increase in demand for general motors for automobiles in North America and Europe, resulting from the recent market recovery in the automotive industry. Operating income increased ¥291 million, or 808.3%, from ¥36 million for the three months ended September 30, 2009 to ¥327 million for the three months ended September 30, 2010. This was mainly due to the sales volume increase and production efficiency improvements.

With respect to the All Others segment, net sales increased ¥3,299 million, or 9.6%, from ¥34,492 million for the three months ended September 30, 2009 to ¥37,791 million for the three months ended September 30, 2010. This was primarily due to an increase in demand for machinery as well as logistics and service-related businesses included in the “Others” product group. Operating income of this segment increased ¥1,196 million, or 38.4%, from ¥3,112 million for the three months ended September 30, 2009 to ¥4,308 million for the three months ended September 30, 2010. This increase was primarily due to the increase in sales.

Liquidity and Capital Resources

As part of our efforts to enhance liquidity, we continued to focus particularly on efficient use of capital and better management of foreign exchange risks during the six months ended September 30, 2010. For example, we continued to make effective use of our cash management system, which have been shared among our domestic subsidiaries since April 2006. We also expanded our risk mitigation initiatives, including centralized management of foreign exchange risks, to management of the risks associated with exchange rate fluctuations between multiple local currencies. Surplus U.S. dollars owned by our subsidiaries in China were converted into and held in the form of Chinese yuan time deposits in preparation for a possible Chinese currency revaluation.

Our principal capital needs include (1) purchases of property, plant and equipment and other assets, (2) research and development activities, (3) investment in subsidiaries, (4) mergers and acquisitions, (5) repayment of short-term borrowings and long-term debt, (6) purchases of raw materials, and (7) employees’ salaries, wages and other payroll costs. We expect to cover the foregoing capital needs with cash provided by our operating and financing activities.

We acquired the EMC business for ¥56,528 million ($674,398 thousand) in cash on September 30, 2010. In addition, we significantly increased our capital investments and our equity holdings in subsidiaries. We intend to continue to seek opportunities for acquiring other companies and making additional investments in our subsidiaries.

We issued an aggregate principal amount of ¥100,000 million of euro yen convertible-bonds-type bonds with stock acquisition rights due 2015 on September 21, 2010. The net proceeds of the issuance of convertible bonds were applied towards the repayment of existing short-term borrowings. Through the issuance of corporate bonds, we sought to maintain our financial agility in mergers and acquisitions, research and development activities and facility investments by reducing interest and other financing expenses. For more information, see Note 7 to our unaudited consolidated interim financial statements included elsewhere in this report.

A substantial portion of our unsecured funding is raised by the parent company (Nidec Corporation), and is then lent to its subsidiaries to meet their respective capital requirements. Under this subsidiary funding policy, we seek to lower the financing cost, maintain sufficient line of credit, and ensure agile funding for our group companies.

We believe that these funding sources will sufficiently meet our capital requirements for the current fiscal year.

Assets, liabilities and Nidec Corporation shareholders’ equity

Our total assets increased ¥47,013 million, or 6.8%, from ¥692,791 million as of March 31, 2010 to ¥739,804 million as of September 30, 2010. Excluding the contribution from the newly consolidated companies, total assets decreased ¥24,359 million from ¥692,791 million as of March 31, 2010 to ¥668,432 million as of September 30, 2010.The increase of ¥47,013 million was mainly due to an increase in goodwill of ¥30,667 million recorded in connection with our acquisition with the EMC business, and an increase in property, plant and equipment of ¥23,497 million as a result of our additional capital investments and our acquisition of the EMC business. For more information regarding our recent acquisitions, see Note 3 to our unaudited consolidated interim financial statements included elsewhere in this report. On the other hand, cash and cash equipment decreased ¥35,517 million as described below under “Cash Flows” below.

Our total liabilities increased ¥45,231 million, or 15.5%, from ¥291,260 million as of March 31, 2010 to ¥336,491 million as of September 30, 2010. Excluding the contribution from the newly consolidated companies, total liabilities increased ¥30,388 million from ¥291,260 million as of March 31, 2010 to ¥321,648 million as of September 30, 2010. The increase of ¥45,231 million was mainly due to an increase in long-term debt partly as a result of the issuance of corporate bonds described above. On the other hand, short-term borrowings decreased ¥69,441 million partly as a result of repayment with the proceeds from the issuance of corporate bonds described above.

Our working capital, defined as current assets less current liabilities, increased ¥49,434 million, or 43.9%, from ¥112,618 million as of March 31, 2010 to ¥162,052 million as of September 30, 2010. This was mainly due to the repayment of short-term borrowings with the proceeds from the issuance of corporate bonds described above.

Our total Nidec Corporation shareholders’ equity increased ¥3,875 million, or 1.1%, from ¥340,309 million as of March 31, 2010 to ¥344,184 million as of September 30, 2010. This increase was mainly due to an increase in retained earnings of ¥21,442 million, which was partially offset by an increase in negative foreign currency translation adjustments of ¥14,365 million due to the appreciation of the Japanese yen against other currencies. As a result, the ratio of Nidec Corporation shareholders’ equity to total assets decreased 2.6 percentage points from 49.1% as of March 31, 2010 to 46.5% as of September 30, 2010.

Cash Flows

Net cash provided by operating activities decreased ¥13,155 million from ¥47,642 million for the six months ended September 30, 2009 to ¥34,487 million for the six months ended September 30, 2010. Although our consolidated net income increased ¥16,153 million, cash inflows from operating activities decreased primarily due to the negative impact of changes in operating assets and liabilities of ¥21,953 million.

For the six months ended September 30, 2010, we had ¥34,487 million of net cash inflows from operating activities primarily due to consolidated net income of ¥30,766 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥15,944 million, which consisted of an increase in operating assets of ¥18,341 million and an increase in notes and accounts payable of ¥2,397 million. The increase in operating assets of ¥18,341 million was primarily due to increases in some of our customers' demand which also reflected the inventory level.

For the six months ended September 30, 2009, we had ¥47,642 million of net cash inflows from operating activities primarily due to consolidated net income of ¥14,613 million and the positive impact of changes in operating assets and liabilities of ¥6,009 million primarily due to an increase in customer demand.

Net cash used in investing activities increased ¥66,435 million from ¥14,890 million for the six months ended September 30, 2009 to ¥81,325 million for the six months ended September 30, 2010. The increased cash outflows from investing activities were mainly due to an increase in acquisitions of business, net of cash acquired, of ¥49,461 million and an increase in additions to property, plant and equipment of ¥15,086 million, resulting from our increased capital investments.

For the six months ended September 30, 2010, we had ¥81,325 million of net cash outflows relating to investing activities mainly due to acquisitions of business, net of cash acquired, of ¥52,040 million, including our acquisition of the EMC business and additions to property, plant and equipments of ¥28,812 million.

For the six months ended September 30, 2009, we had ¥14,890 million of net cash outflows relating to investment activities mainly due to additions to property, plant and equipments of ¥13,726 million.

We had net cash provided by financing activities of ¥18,969 million for the six months ended September 30, 2010, while we had net cash used in financing activities of ¥107,082 million for the six months ended September 30, 2009.

For the six months ended September 30, 2010, we had ¥18,969 million of net cash inflows from financing activities mainly due to proceeds from the issuance of corporate bonds of ¥100,500 million. On the other hand, we had cash outflows due primarily to a decrease in short-term borrowings of ¥67,952 million, payments for additional investments in subsidiaries of ¥6,375 million and dividends paid to shareholders of Nidec Corporation of ¥5,572 million.

For the six months ended September 30, 2009, we had ¥107,082 million of net cash outflows relating to financing activities mainly due to a decrease in short-term borrowings of ¥98,845 million and dividends paid to shareholders of Nidec Corporation of ¥4,179 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥35,517 million from ¥123,309 million as of March 31, 2010 to ¥87,792 million as of September 30, 2010. We hold our cash and cash equivalents primarily in U.S. dollars, Japanese yen, Thai bahts and Chinese yuan.

Net cash provided by operating activities decreased ¥6,484 million from ¥20,912 million for the three months ended September 30, 2009 to ¥14,428 million for the three months ended September 30, 2010. Although our consolidated net income increased ¥6,697 million, the decrease in cash inflows from operating activities was primarily due to the negative impact of changes in operating assets and liabilities of ¥5,174 million.

For the three months ended September 30, 2010, we had ¥14,428 million of net cash inflows from operating activities primarily due to consolidated net income of ¥15,245 million. On the other hand, net cash provided by operating activities were negatively impacted by changes in operating assets and liabilities of ¥8,320 million, which consisted of an increase in operating assets of ¥2,105 million and a decrease in notes and accounts payable of ¥6,215 million.

For the three months ended September 30, 2009, we had ¥20,912 million of net cash inflows from operating activities primarily due to consolidated net income of ¥8,548 million. On the other hand, the negative impact of changes in operating assets and liabilities of ¥3,146 million, which consisted of an increase in operating assets of ¥12,421 million and an increase in notes and accounts payable of ¥9,275 million primarily due to an increase in customer demand.

Net cash used in investing activities increased ¥60,703 million from ¥6,804 million for the three months ended September 30, 2009 to ¥67,507 million for the three months ended September 30, 2010. The increase in cash outflows relating to investing activities were mainly due to an increase in acquisitions of business, net of cash acquired, of ¥49,461 million, including our acquisition of the EMC business, and an increase in additions to property, plant and equipment of ¥11,037 million resulting from an increase in capital investments.

For the three months ended September 30, 2010, we had ¥67,507 million of net cash outflows relating to investing activities mainly due to acquisition of business, net cash acquired, of ¥52,040 million, including our acquisition of the EMC business, and additions to property, plant and equipment of ¥16,385 million.

For the three months ended September 30, 2009, we had ¥6,804 million of net cash outflows relating to investing activities mainly due to additions to property, plant and equipment of ¥5,348 million.

We had net cash provided by financing activities of ¥15,069 million for the three months ended September 30, 2010, while we had net cash used in financing activities of ¥48,677 million for the three months ended September 30, 2009.

For the three months ended September 30, 2010, we had ¥15,069 million of net cash inflows from financing activities mainly due to proceeds from issuance of corporate bonds of ¥100,500 million which was offset in part by decrease in short-term borrowings of ¥81,387 million.

For the three months ended September 30, 2009, we had ¥48,677 million of net cash outflows relating to financing activities mainly due to a decrease in short-term borrowings of ¥47,780 million.

As a result of the foregoing factors and the effect of exchange rate changes on cash and cash equivalents, our total outstanding balance of cash and cash equivalents decreased ¥39,582 million from ¥127,374 million as of June 30, 2010 to ¥87,792 million as of September 30, 2010.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Current assets:
Cash and cash equivalents	¥123,309	¥87,792	$1,047,387
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥398 million on March 31, 2010 and ¥513 million ($6,120 thousand) on September 30, 2010
Notes	10,968	13,844	165,163
Accounts	151,430	161,110	1,922,095
Inventories:
Finished goods	28,323	36,040	429,969
Raw materials	19,428	23,746	283,298
Work in progress	17,995	21,670	258,530
Project in progress	653	793	9,461
Supplies and other	3,104	3,768	44,953
Other current assets	19,673	21,380	255,071
Total current assets	374,883	370,143	4,415,927

Marketable securities and other securities investments	17,462	14,424	172,083
Investments in and advances to affiliated companies	614	596	7,111
	18,076	15,020	179,194
Property, plant and equipment:
Land	39,605	40,058	477,905
Buildings	127,152	131,974	1,574,493
Machinery and equipment	269,208	278,532	3,322,978
Construction in progress	12,436	18,988	226,533
	448,401	469,552	5,601,909
Less - Accumulated depreciation	(247,094)	(244,748)	(2,919,924)
	201,307	224,804	2,681,985
Goodwill	72,231	102,898	1,227,607
Other non-current assets, net of allowance for doubtful accounts of ¥1,432 million on March 31, 2010 and ¥1,395 million ($16,643 thousand) on September 30, 2010	26,294	26,939	321,391
Total assets	¥692,791	¥739,804	$8,826,104

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Current liabilities:
Short-term borrowings	¥115,467	¥46,026	$549,105
Current portion of long-term debt	1,497	1,537	18,337
Trade notes and accounts payable	109,143	116,631	1,391,446
Other current liabilities	36,158	43,897	523,706
Total current liabilities	262,265	208,091	2,482,594

Long-term liabilities:
Long-term debt	1,745	101,991	1,216,786
Accrued pension and severance costs	15,542	12,003	143,200
Other long-term liabilities	11,708	14,406	171,868
Total long-term liabilities	28,995	128,400	1,531,854

Commitments and contingencies (Note 9)
Equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 145,075,080 shares on March 31, 2010 and 145,075,080 shares on September 30, 2010	66,551	66,551	793,975
Additional paid-in capital	69,090	66,456	792,842
Retained earnings	257,255	278,697	3,324,946
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(29,234)	(43,599)	(520,150)
Unrealized gains from securities, net of reclassification adjustments	1,747	489	5,834
Pension liability adjustments	(1,033)	(339)	(4,044)

Treasury stock, at cost: 5,784,406 shares on March 31, 2010 and 5,784,805 shares on September 30, 2010	(24,067)	(24,071)	(287,175)
Total Nidec Corporation shareholders’ equity	340,309	344,184	4,106,228
Noncontrolling interests	61,222	59,129	705,428
Total equity	401,531	403,313	4,811,656
Total liabilities and equity	¥692,791	¥739,804	$8,826,104

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010

Net sales	¥145,257	¥169,991	$2,028,048
Operating expenses:
Cost of products sold	109,010	124,758	1,488,404
Selling, general and administrative expenses	12,050	13,663	163,003
Research and development expenses	6,160	7,051	84,121
	127,220	145,472	1,735,528
Operating income	18,037	24,519	292,520
Other income (expense):
Interest and dividend income	176	220	2,625
Interest expense	(189)	(86)	(1,026)
Foreign exchange loss, net	(4,653)	(4,024)	(48,008)
Gain (loss) from marketable securities, net	255	(48)	(573)
Other, net	98	(260)	(3,102)
	(4,313)	(4,198)	(50,084)
Income from continuing operations before income taxes	13,724	20,321	242,436
Income taxes	(4,011)	(5,078)	(60,582)
Equity in net income of affiliated companies	28	2	24
Income from continuing operations	9,741	15,245	181,878
Loss on discontinued operations	(1,193)	-	-
Consolidated net income	8,548	15,245	181,878
Less: Net income attributable to noncontrolling interests	(579)	(2,014)	(24,028)
Net income attributable to Nidec Corporation	¥7,969	¥13,231	$157,850

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥63.43	¥95.00	$1.13
Loss on discontinued operations attributable to Nidec Corporation	(6.22)	-	-
Net income attributable to Nidec Corporation	57.21	95.00	1.13
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	63.43	94.29	1.12
Loss on discontinued operations attributable to Nidec Corporation	(6.22)	-	-
Net income attributable to Nidec Corporation	57.21	94.29	1.12
Cash dividends paid	¥0.00	¥0.00	$0.00

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥8,836	¥13,231	$157,850
Loss on discontinued operations attributable to Nidec Corporation	(867)	-	-
Net income attributable to Nidec Corporation	¥7,969	¥13,231	$157,850

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010

Net sales	¥268,743	¥340,791	$4,065,748
Operating expenses:
Cost of products sold	205,228	249,112	2,971,988
Selling, general and administrative expenses	23,433	27,050	322,715
Research and development expenses	11,761	13,107	156,371
	240,422	289,269	3,451,074
Operating income	28,321	51,522	614,674
Other income (expense):
Interest and dividend income	377	469	5,595
Interest expense	(395)	(218)	(2,601)
Foreign exchange loss, net	(5,703)	(9,670)	(115,366)
Gain (loss) from marketable securities, net	240	(206)	(2,458)
Other, net	(366)	(604)	(7,205)
	(5,847)	(10,229)	(122,035)
Income from continuing operations before income taxes	22,474	41,293	492,639
Income taxes	(6,495)	(10,531)	(125,638)
Equity in net (loss) income of affiliated companies	(79)	4	47
Income from continuing operations	15,900	30,766	367,048
Loss on discontinued operations	(1,287)	-	-
Consolidated net income	14,613	30,766	367,048
Less: Net income attributable to noncontrolling interests	(825)	(3,752)	(44,762)
Net income attributable to Nidec Corporation	¥13,788	¥27,014	$322,286

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations attributable to Nidec Corporation	¥105.65	¥193.94	$2.31
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	98.99	193.94	2.31
Earning per share - diluted
Income from continuing operations attributable to Nidec Corporation	105.65	193.22	2.31
Loss on discontinued operations attributable to Nidec Corporation	(6.66)	-	-
Net income attributable to Nidec Corporation	98.99	193.22	2.31
Cash dividends paid	¥30.00	¥40.00	$0.48

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010

Net income attributable to Nidec Corporation
Income from continuing operations attributable to Nidec Corporation	¥14,717	¥27,014	$322,286
Loss on discontinued operations attributable to Nidec Corporation	(929)	-	-
Net income attributable to Nidec Corporation	¥13,788	¥27,014	$322,286

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010

Cash flows from operating activities:
Consolidated net income	¥14,613	¥30,766	$367,048
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,357	15,967	190,492
(Gain) loss from marketable securities, net	(240)	206	2,458
Loss (gain) on sales, disposal or impairment of property, plant and equipment	764	(58)	(692)
Equity in net loss (income) of affiliated companies	79	(4)	(48)
Foreign currency adjustments	5,583	3,873	46,206
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(10,434)	(5,658)	(67,502)
Decrease (increase) in inventories	972	(12,683)	(151,312)
Increase in notes and accounts payable	15,471	2,397	28,597
Other	5,477	(319)	(3,806)
Net cash provided by operating activities	47,642	34,487	411,441

Cash flows from investing activities:
Additions to property, plant and equipment	(13,726)	(28,812)	(343,737)
Proceeds from sales of property, plant and equipment	344	316	3,770
Acquisitions of business, net of cash acquired	(2,579)	(52,040)	(620,854)
Other	1,071	(789)	(9,413)
Net cash used in investing activities	(14,890)	(81,325)	(970,234)

Cash flows from financing activities:
Decrease in short-term borrowings	(98,845)	(67,952)	(810,690)
Repayments of long-term debt	(867)	(845)	(10,081)
Proceeds from issuance of corporate bonds	-	100,500	1,198,998
Purchases of treasury stock	(3)	(4)	(48)
Payments for additional investments in subsidiaries	(2,573)	(6,375)	(76,056)
Dividends paid to shareholders of Nidec Corporation	(4,179)	(5,572)	(66,476)
Dividends paid to noncontrolling interests	(629)	(819)	(9,771)
Other	14	36	430
Net cash (used in) provided by financing activities	(107,082)	18,969	226,306

Effect of exchange rate changes on cash and cash equivalents	(7,225)	(7,648)	(91,243)
Net decrease in cash and cash equivalents	(81,555)	(35,517)	(423,730)
Cash and cash equivalents at beginning of period	200,966	123,309	1,471,117
Cash and cash equivalents at end of period	¥119,411	¥87,792	$1,047,387

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim consolidated financial statements of NIDEC Corporation (the "Company", and together with its consolidated subsidiaries, "NIDEC") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The interim consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair statement of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2010 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2010, has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2010, included on Form 20-F.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥83.82 = US$1, the approximate current exchange rate at September 30, 2010.

As of September 30, 2009, NIDEC discontinued its semiconductor manufacturing equipment business. The results of the semiconductor manufacturing equipment business were previously recorded in the NTSC reporting segments. The operating results of the discontinued businesses and exit costs with related taxes were recorded as "loss on discontinued operations" in the consolidated statement of income in accordance with ASC 205-20, "Presentation of Financial Statements- Discontinued Operations".

2. New accounting pronouncements:

Accounting Changes

As of April 1, 2010, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 860 “Transfers and Servicing” updated by Accounting Standards Update (ASU) No. 2009-16, “Accounting for Transfers of Financial Assets”. ASU 2009-16 requires more disclosure about transfers of a portion of a financial assets as sale, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also eliminates the concept of a “qualifying special-purpose entity,” which changes the criteria for derecognizing financial assets. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

As of April 1, 2010, NIDEC adopted ASC 810 “Consolidation” updated by ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.” ASU 2009-17 requires an enterprise to perform an analysis to identify the primary beneficiary of all variable interest entities and also requires ongoing reassessments of whether an enterprise is the primary beneficiary of all variable interest entities. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Recent Accounting Pronouncements to be adopted in future periods

All newly issued ASU which NIDEC has not yet adopted are either not applicable or are expected to have a minimal impact on NIDEC’s consolidated financial position, results of operations or liquidity.

3. Acquisitions

On August 4, 2009, NIDEC acquired the additional 60.0% of the voting rights of NTN-Nidec (Zhejiang) Corporation, currently Nidec Bearing (Zhejiang) Corporation (“NBCC”), and NTN-Nidec (Thailand) Co.,Ltd., currently Nidec Bearing (Thailand) Co., Ltd. (“NBTC”). NIDEC previously owned 40.0% of the voting rights of NBCC and NBTC. As a result, NIDEC acquired all of the voting rights of NBCC and NBTC. These acquisitions did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On January 26, 2010, NIDEC acquired all of the voting rights of the household motor business of Appliances Components Companies S.p.A.. As a result, NIDEC has included Nidec Sole Motor Corporation S.R.L. (“NSMC”) in its scope of consolidation as wholly owned subsidiaries of NIDEC. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On February 26, 2010, NIDEC acquired 864,000 shares (or, 90.0%) of SC WADO Co., Ltd. This acquisition did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

On September 30, 2010, NIDEC acquired all of the assets, the liabilities and the voting rights of Emerson Electric Co.’s motors and controls (“EMC”) business which consists of industrial, air conditioning and home appliance motor business for cash of ¥56,528 million ($674,398 thousand) in order to address the need of rapidly globalizing customers by securing a strong presence in North America to complement existing operations in Asia and Europe. NIDEC also aims to complement and expand its product lineup and accelerate operational growth by effectively blending NIDEC’s industry-leading brushless motor technologies with the EMC business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at acquisition date for the six months ended September 30, 2010. Because of the proximity of this transaction to September 30, 2010, the values of certain assets and liabilities are based on preliminary valuations and are subject to adjustment as additional information is obtained.

	Yen in millions	U.S. dollars in thousands
	For the six months ended September 30, 2010	For the six months ended September 30, 2010
Current assets	¥26,692	$318,444
Goodwill	31,755	378,848
Other non-current assets	12,924	154,187
Non-current assets	44,679	533,035
Total assets acquired	71,371	851,479
Total liabilities assumed	14,843	177,081
Net assets acquired	¥56,528	$674,398

The following represents the unaudited pro forma results of operations of NIDEC for the six months ended September 30, 2009 and 2010, as if the acquisition in these companies had occurred on April 1, 2009 and 2010. The unaudited pro forma results of operations are presented for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisitions been in effect on the dates indicated.

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30 (Unaudited)		For the six months ended September 30,
	2009	2010	2010
			(Unaudited)

Pro forma net sales	¥308,086	¥382,212	$4,559,914
Pro forma net income	15,261	29,711	354,462

	Yen		U.S. dollars
Pro forma net income attributable to Nidec Corporation per share
- basic	¥109.56	¥213.31	$2.54
- diluted	109.56	212.51	2.54

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

4. Goodwill

The changes in the carrying amount of goodwill for the six months ended September 30, 2010 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2010
Goodwill	¥72,818	$868,742
Accumulated impairment losses	(587)	(7,003)
	72,231	861,739

Acquisition	31,755	378,848
Translation adjustments and Others	(1,088)	(12,980)

Balance as of September 30, 2010
Goodwill	103,485	1,234,610
Accumulated impairment losses	(587)	(7,003)
	¥102,898	$1,227,607

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

5. Marketable securities and other securities investments:

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, gross unrealized gains and losses and cost are as follows:

	Yen in millions
	March 31, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,993	¥7,714	¥143	¥16,564

Held-to-maturity
Japanese government debt securities	200	-	-	200
	¥9,193	¥7,714	¥143	¥16,764

Securities not practicable to fair value
Equity securities	¥698

	Yen in millions
	September 30, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	¥8,815	¥5,185	¥332	¥13,668

Held-to-maturity
Japanese government debt securities	200	4	-	204
	¥9,015	¥5,189	¥332	¥13,872

Securities not practicable to fair value
Equity securities	¥556

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	September 30, 2010
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
Equity securities	$105,166	$61,859	$3,961	$163,064

Held-to-maturity
Japanese government debt securities	2,386	48	-	2,434
	$107,552	$61,907	$3,961	$165,498

Securities not practicable to fair value
Equity securities	$6,633

The net unrealized gain on available-for-sale securities included as a component of accumulated other comprehensive income, net of applicable taxes, decreased by ¥1,258 million ($15,008 thousand) during the six months ended September 30, 2010, and increased by ¥2,164 million during the year ended March 31, 2010.

Proceeds from sales of available-for-sale securities was ¥1 million ($12 thousand) for the three months ended September 30, 2010. On those sales, gross realized gains were ¥0 million ($0 thousand) and gross realized losses were ¥0 million ($0 thousand) for the three months ended September 30, 2010.

Proceeds from sales of available-for-sale securities was ¥51 million ($608 thousand) for the six months ended September 30, 2010. On those sales, gross realized gains were ¥6 million ($72 thousand) and gross realized losses were ¥0 million ($0 thousand) for the six months ended September 30, 2010.

NIDEC holds long-term investment securities that are classified as “marketable securities and other securities investments.” The securities issued by various non-public companies are recorded at cost, as their fair values are not readily determinable. NIDEC’s management employs a systematic methodology to assess the recoverability of such investments by reviewing the financial position of the underlying companies and the prevailing market conditions in which these companies operate to determine if NIDEC’s investment in each individual company is impaired and whether the impairment is other-than-temporary. If any impairment is determined to be other-than-temporary, the cost of the investment is written-down by the impaired amount and the amount is recognized currently as a realized loss.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table presents the gross unrealized losses on, and fair value of, NIDEC’s investment securities, aggregated by investment category and length of time that individual investment securities have been in a continuous unrealized loss position.

	Yen in millions
	March 31, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥359	¥30	¥349	¥113

	Yen in millions
	September 30, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	¥1,530	¥180	¥384	¥152

	U.S. dollars in thousands
	September 30, 2010
	Less than 12 months		12 months or more
	Fair value	Unrealized loss	Fair value	Unrealized loss

Equity securities	$18,253	$2,148	$4,581	$1,813

NIDEC presumes the value of investment securities is impaired if the fair value is below the original cost. Among the impaired investment securities, NIDEC presumes a decline in value of equity securities is other-than-temporary if the fair value is 20% or more below the original cost for an extended period of time. The presumption of an other-than-temporary impairment may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, even if a decline is less than 20%, there may be cases where impairment losses are recognized when specific factors indicate the decline in the fair value is other-than-temporary. As of September 30, 2010, NIDEC determined that the decline in value for equity securities with unrealized losses shown in the above table is temporary in nature.

As of September 30, 2010 and March 31, 2010, held-to-maturity securities of ¥200 million ($2,386 thousand) and ¥200 million were pledged as collateral for the deferred payments of certain taxes based on the Japanese Custom Act and Consumption Tax Law, respectively.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

6. Equity:

A summary of the changes in equity in the consolidated balance sheet for the six months ended September 30, 2009 and 2010 was as follows:

	Yen in millions
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2009:
Balance at March 31, 2009	¥297,148	¥60,539	¥357,687
Comprehensive income:
Net income	13,788	825	14,613
Other comprehensive income (loss):
Foreign currency translation adjustments	(7,610)	(669)	(8,279)
Unrealized gains from securities, net of reclassification adjustment	1,407	284	1,691
Pension liability adjustments	6	8	14
Total comprehensive income	7,591	448	8,039
Purchase of treasury stock	(3)	-	(3)
Dividends paid to shareholders of Nidec Corporation	(4,179)	-	(4,179)
Dividends paid to noncontrolling interests	-	(629)	(629)
Capital transaction with consolidated subsidiaries and other	59	(2,681)	(2,622)
Balance at September 30, 2009	¥300,616	¥57,677	¥358,293

For the six months ended September 30, 2010:
Balance at March 31, 2010	¥340,309	¥61,222	¥401,531
Comprehensive income:
Net income	27,014	3,752	30,766
Other comprehensive income (loss):
Foreign currency translation adjustments	(14,365)	(1,033)	(15,398)
Unrealized losses on securities, net of reclassification adjustment	(1,258)	(274)	(1,532)
Pension liability adjustments	694	6	700
Total comprehensive income	12,085	2,451	14,536
Purchase of treasury stock	(4)	-	(4)
Dividends paid to shareholders of Nidec Corporation	(5,572)	-	(5,572)
Dividends paid to noncontrolling interests	-	(819)	(819)
Capital transaction with consolidated subsidiaries and other	(2,634)	(3,725)	(6,359)
Balance at September 30, 2010	¥344,184	¥59,129	¥403,313

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	U.S. dollars in thousands
	Nidec Corporation total	Noncontrolling interests	Total equity
For the six months ended September 30, 2010:
Balance at March 31, 2010	$4,059,997	$730,398	$4,790,395
Comprehensive income:
Net income	322,286	44,762	367,048
Other comprehensive income (loss):
Foreign currency translation adjustments	(171,379)	(12,324)	(183,703)
Unrealized losses on securities, net of reclassification adjustment	(15,008)	(3,269)	(18,277)
Pension liability adjustments	8,280	72	8,352
Total comprehensive income	144,179	29,241	173,420
Purchase of treasury stock	(48)	-	(48)
Dividends paid to shareholders of Nidec Corporation	(66,476)	-	(66,476)
Dividends paid to noncontrolling interests	-	(9,771)	(9,771)
Capital transaction with consolidated subsidiaries and other	(31,424)	(44,440)	(75,864)
Balance at September 30, 2010	$4,106,228	$705,428	$4,811,656

The Company purchased additional interests in major subsidiaries from each noncontrolling interest. These purchases of additional interests were primarily related to NSNK and NCPL. As a result, these capital transactions primarily increased the Company’s interests in NSNK and NCPL from 73.8% and 59.6% to 75.4% and 63.6%, respectively.

7. Long term debts:

Detail of Zero coupon convertible bonds, due 2015 is as follow;

	Yen in millions	U.S. dollars in thousands
	September 30, 2010	September 30, 2010
Principal amount	¥100,000	$1,193,033
Unamortized discount	497	5,929
Total	¥100,497	$1,198,962

The yen denominated zero coupon convertible bonds with stock acquisition rights due 2015, which are listed at Singapore Stock Exchange, were issued on September 21, 2010, and are redeemable at 100% of face value on September 18, 2015 (maturity date). Concerning stock acquisition rights, the conversion price per share is ¥10,626 ($127) and the number of convertible shares is 9,410,878 as of September 30, 2010.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

8. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended September 30, 2009 and 2010 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
Net periodic pension cost for defined benefit plans:
Service cost	¥312	¥285	$3,400
Interest cost	136	108	1,288
Expected return on plan assets	(31)	(47)	(561)
Amortization of net actuarial loss	31	27	322
Amortization of prior service credit	(15)	(34)	(406)
Net periodic pension cost for defined benefit plans	433	339	4,043
Cost for multiemployer pension plans	40	56	668
Cost for defined contribution plans	¥92	¥131	$1,563

The amounts of net periodic benefit cost in pension and severance plans for the six months ended September 30, 2009 and 2010 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010
Net periodic pension cost for defined benefit plans:
Service cost	¥672	¥584	$6,967
Interest cost	274	217	2,589
Expected return on plan assets	(62)	(94)	(1,121)
Amortization of net actuarial loss	62	55	656
Amortization of prior service credit	(31)	(68)	(811)
Gains from curtailments and settlements	-	(186)	(2,219)
Net periodic pension cost for defined benefit plans	915	508	6,061
Cost for multiemployer pension plans	89	105	1,253
Cost for defined contribution plans	¥183	¥266	$3,173

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

9. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income attributable to Nidec Corporation per share for the three and six months ended September 30, 2009 and 2010:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the three months ended September 30, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥8,836	139,292	¥63.43
Loss on discontinued operations attributable to Nidec Corporation	(867)	139,292	(6.22)
Net income attributable to Nidec Corporation	7,969	139,292	57.21
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	8,836	139,292	63.43
Loss on discontinued operations attributable to Nidec Corporation	(867)	139,292	(6.22)
Net income attributable to Nidec Corporation	¥7,969	139,292	¥57.21
For the three months ended September 30, 2010:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,231	139,290	¥95.00	$1.13
Effect of dilutive securities:
Zero coupon convertible bonds	(1)	1,023
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥13,230	140,313	¥94.29	$1.12

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss) attributable to Nidec Corporation	Weighted- average shares	Net income (loss) attributable to Nidec Corporation per share
For the six months ended September 30, 2009:
Basic net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	¥14,717	139,292	¥105.65
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)
Net income attributable to Nidec Corporation	13,788	139,292	98.99
Diluted net income attributable to Nidec Corporation per share:
Income from continuing operations attributable to Nidec Corporation	14,717	139,292	105.65
Loss on discontinued operations attributable to Nidec Corporation	(929)	139,292	(6.66)
Net income attributable to Nidec Corporation	¥13,788	139,292	¥98.99
For the six months ended September 30, 2010:
Basic net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,014	139,290	¥193.94	$2.31
Effect of dilutive securities:
Zero coupon convertible bonds	(1)	515
Diluted net income attributable to Nidec Corporation per share:
Net income attributable to Nidec Corporation	¥27,013	139,805	¥193.22	$2.31

NIDEC has no dilutive securities outstanding for the three and six months ended September 30, 2009, and therefore there is no difference between basic and diluted income attributable to Nidec Corporation per share.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

10. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the six months ended September 30, 2009 and 2010. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the Six months ended September 30
	2009	2010
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(19.9)	(20.4)
Tax (benefit) on undistributed earnings	3.1	(1.0)
Valuation allowance	2.1	0.4
Liabilities for unrecognized tax benefits	3.5	5.0
Other	(0.9)	0.5
Estimated effective income tax rate	28.9%	25.5%

The estimated effective income tax rate for the six months ended September 30, 2010 was 25.5%, 3.4 percentage points lower compared with the effective income tax rate for the six months ended September 30, 2009. The main reason for the decrease was the net impact of a decrease in tax (benefit) on undistributed earnings, a decrease in valuation allowance, and an increase in liabilities for unrecognized tax benefits.

11. Contingencies:

NIDEC has guaranteed approximately ¥130 million ($1,551 thousand) of bank loans for employees in connection with their housing costs at September 30, 2010. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The maximum undiscounted amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥130 million ($1,551 thousand). The current carrying amount of the liabilities for NIDEC’s obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

12. Derivatives:

NIDEC manages the exposure to fluctuations in interest rate, foreign exchange rate, and commodity prices movements through the use of derivative financial instruments which include foreign exchange forward contracts, interest rate currency swap and commodities agreements. NIDEC does not hold derivative financial instruments for trading purpose. NIDEC is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

Cash flow hedges

There are derivatives designated as hedges or accounted for as hedges under ASC 815, “Derivatives and Hedging” since September 30, 2010. NIDEC uses foreign exchange forward contracts and commodities agreements designated as cash flow hedges to protect against foreign exchange rate risks and commodity prices risks inherent in its forecasted transactions related to purchase commitments.

Derivatives not designated as hedges

NIDEC uses derivatives such as foreign exchange forward contracts and interest rate currency swap to protect against foreign exchange rate risks and interest rate risks. NIDEC is unable or has elected not to apply hedge accounting to some of these derivatives. The changes in the fair value of these contracts are recorded in ‘Other income (expense)’.

The Contracted Amounts Outstanding of Derivative Instruments

Derivatives designated as hedging instruments under ASC 815 are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Foreign exchange forward contracts	-	¥4,842	$57,767
Commodities	-	1,253	14,949
Total Derivatives	-	¥6,095	$72,716

Derivatives not designated as hedging instruments under ASC 815 are as follows:

	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Foreign exchange forward contracts	¥123	¥-	$-
Interest rate currency swap agreements	48	24	286
Total Derivatives	¥171	¥24	$286

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Fair Values of Derivative Instruments

Derivatives designated as hedging instruments under ASC 815 are as follows:

Asset Derivatives [Booked as Other current assets]	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Foreign exchange forward contracts	-	¥566	$6,753
Commodities	-	212	2,529
Total Derivatives	-	¥778	$9,282

Derivatives not designated as hedging instruments under ASC 815 are as follows:

Asset Derivatives [Booked as Other current assets]	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Interest rate currency swap agreements	-	¥2	$24

Liability Derivatives [Booked as Other current liabilities]	Yen in millions		U.S. dollars in thousands
	March 31, 2010	September 30, 2010	September 30, 2010
Foreign exchange forward contracts	¥2	-	-
Interest rate currency swap agreements	0	-	-
Total Derivatives	¥2	-	-

13. Fair Value:

Under Statement of ASC 820, “Fair Value Measurements and Disclosures”, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect NIDEC’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The hierarchy is broken down into three levels.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs (other than quoted prices) that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities that are measured at Fair Value on a Recurring Basis:

The following table provides information by level for assets and liabilities that are measured at fair value, as defined by ASC 820, on a recurring basis.

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	March 31, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥16,564	¥16,564	-	-
Liabilities:
Derivatives	¥2	-	¥2	-

	Yen in millions
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	¥13,668	¥13,668	-	-
Derivatives	¥780	-	¥780	-
Total Assets	¥14,448	¥13,668	¥780	-

	U.S. dollars in thousands
	Fair Value at	Fair Value Measurements Using Inputs Considered as
	September 30, 2010	Level 1	Level 2	Level 3
Assets:
Marketable securities	$163,064	$163,064	-	-
Derivatives	$9,306	-	$9,306	-
Total Assets	$172,370	$163,064	$9,306	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Level 1 marketable securities are comprised primarily of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates, interest rates and market prices for commodity futures.

Fair value of financial instruments:

The estimated fair values of NIDEC’s financial instruments, excluding those disclosed elsewhere, are summarized as follows:

	Yen in millions
	March 31, 2010
	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥123,309	¥123,309
Short-term investments	3,891	3,891
Short-term loan receivable	158	158
Long-term loan receivable	358	363
Short-term borrowings	(115,467)	(115,467)
Long-term debt including the current portion and excluding capital lease obligation	¥(641)	¥(579)

	Yen in millions		U.S. dollars in thousands
	September 30, 2010		September 30, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Asset (Liability):
Cash and cash equivalents	¥87,792	¥87,792	$1,047,387	$1,047,387
Short-term investments	3,856	3,856	46,003	46,003
Short-term loan receivable	168	168	2,004	2,004
Long-term loan receivable	336	342	4,009	4,080
Short-term borrowings	(46,026)	(46,026)	(549,105)	(549,105)
Long-term debt including the current portion and excluding capital lease obligation	¥(101,109)	¥(104,697)	$(1,206,263)	$(1,249,069)

The following are explanatory notes relating to the financial instruments.

Cash and cash equivalents, short-term investments (time deposits), short-term loans receivable and short-term borrowings: In the normal course of business, substantially all cash and cash equivalents, short-term investments, short-term loans receivable and short-term borrowing are highly liquid and are carried at amounts that approximate fair value.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Long-term loan receivable: The fair value of long-term loans was estimated by discounting expected future cash flows.

Long-term debt: The fair value of bonds issued by NIDEC was estimated based on their market price which was influenced by, and corresponded to stock price. The fair value of long-term bank loans (including the current portion and excluding the capital lease obligation) was estimated based on the discounted amounts of future cash flows using NIDEC’s current incremental borrowing rates for similar liabilities.

14. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended September 30, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥52,478	¥51,847	$618,552
Other small precision brushless DC motors	20,082	18,536	221,141
Brushless DC fans	8,824	8,486	101,241
Other small precision motors	4,745	4,626	55,189
Sub-total	86,129	83,495	996,123
General motors	16,127	23,345	278,513
Machinery	9,299	20,800	248,151
Electronic and optical components	26,972	34,141	407,313
Others	6,730	8,210	97,948
Consolidated total	¥145,257	¥169,991	$2,028,048

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following table provides product information for the six months ended September 30, 2009 and 2010:

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥97,630	¥104,379	$1,245,276
Other small precision brushless DC motors	35,996	39,991	477,106
Brushless DC fans	16,161	17,326	206,705
Other small precision motors	8,614	9,486	113,171
Sub-total	158,401	171,182	2,042,258
General motors	31,831	48,105	573,908
Machinery	16,898	38,021	453,603
Electronic and optical components	49,278	66,521	793,617
Others	12,335	16,962	202,362
Consolidated total	¥268,743	¥340,791	$4,065,748

The product category has been changed from “Mid-size motors” to “General motors” due to the addition of Large-size motors for industrial use, resulting from the acquisition of Emerson Electric Co.’s motors and controls business on September 30, 2010.

(2) Operating segment information

Beginning in the current quarterly reporting period ended September 30, 2010, NIDEC has changed its segment reporting so that it is in line with the changes NIDEC recently made in its management decision-making process. The Company’s acquired subsidiaries have been grouped into each of these segments for both internal and external management and reporting to the chief operating decision maker, because the number of its subsidiaries has been increasing due to recent acquisitions such as the acquisition of Emerson Electric Co.'s motors and controls business on September 30, 2010 and NIDEC have made modifications to its management style that are designed to enhance profitability at each group company level. The current segment reporting is based on our modified management decision-making process. All prior period segment information has been reclassified in accordance with the current period presentation to enable comparisons between the relevant amounts for the three and six months ended September 30, 2009 and 2010. NIDEC has also changed its abbreviations for the reporting segments, as described below.

The NCJ segment comprises Nidec Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and general motors for automobiles.

The NIRT (formerly NET) segment comprises Nidec Electronics (Thailand) Co., Ltd., a subsidiary in Thailand, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The NIPC (formerly NCC) segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drive motors.

The NIDC (formerly NCD) segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans but excludes its general motors business for automobiles.

The NILS (formerly NCS) segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, and its consolidated subsidiary, which primarily sell hard disk drive motors, DC motors, fans, and pivot assemblies.

The NIHC (formerly NCH) segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drive motors, DC motors and fans.

The NILF (formerly NCF) segment comprises Nidec Philippines Corporation, a subsidiary in the Philippines, and its consolidated subsidiaries, which primarily produce and sell hard disk drive motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell DC motors, machinery, and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell automotive parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell electronic parts.

The NTMC segment comprises Nidec Techno Motor Holdings Corporation, a subsidiary in Japan, and its consolidated subsidiaries, which primarily produce and sell general motors for home appliances and industrial use.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH, other subsidiaries in Europe and North America, and other manufacturing subsidiaries in China, which primarily produce and sell general motors for automobiles.

All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to their immateriality.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Nidec Servo Corporation, or NSRV was not identified as reportable segments in the current period due to their immateriality. The amounts have been reclassified to the All Others segment for all periods presented.

NIDEC evaluates performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. All segmental operating income or loss are accounted for under Japanese GAAP, except for NIRT (formerly NET), NIPC (formerly NCC), NIDC (formerly NCD), NILS (formerly NCS), NIHC (formerly NCH), NILF (formerly NCF), and NMA. Therefore segmental data has not been prepared under U.S. GAAP on a basis that is consistent with the consolidated financial statements or on any other single basis that is consistent between segments. There are several differences between U.S. GAAP and the underlying accounting bases used by management, the principal differences that affect segmental operating income or loss are accounting for pension and severance costs, and leases. Our segmental operating income or loss is presented in accordance with financial reporting principles and practices generally accepted in Japan. Management believes that the monthly segmental information is available on a timely basis, and that it is sufficiently accurate at the segment income or loss level for management’s purposes.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three and six months ended September 30, 2009 and 2010, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
Net sales to external customers:
NCJ	¥15,733	¥18,343	$218,838
NIRT (formerly NET)	23,523	22,002	262,491
NIPC (formerly NCC)	6,244	6,063	72,334
NIDC (formerly NCD)	2,086	636	7,588
NILS (formerly NCS)	6,758	5,539	66,082
NIHC (formerly NCH)	13,062	14,343	171,117
NILF (formerly NCF)	2,937	2,156	25,722
NSNK	17,816	24,550	292,890
NCPL	15,814	19,989	238,475
NTSC	5,392	7,236	86,328
NCEL	5,679	7,859	93,760
NTMC	7,743	13,392	159,771
NMA	7,638	8,525	101,706
All Others	15,111	18,912	225,625
Total	145,536	169,545	2,022,727
Adjustments*1	(279)	446	5,321
Consolidated total	¥145,257	¥169,991	$2,028,048

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010
Net sales to external customers:
NCJ	¥30,174	¥36,891	$440,122
NIRT (formerly NET)	42,813	44,140	526,605
NIPC (formerly NCC)	11,248	12,731	151,885
NIDC (formerly NCD)	3,489	2,155	25,710
NILS (formerly NCS)	12,630	12,048	143,737
NIHC (formerly NCH)	23,587	29,096	347,125
NILF (formerly NCF)	4,648	4,042	48,222
NSNK	33,095	47,888	571,319
NCPL	28,324	38,499	459,306
NTSC	9,659	14,529	173,336
NCEL	10,675	15,780	188,261
NTMC	16,195	28,244	336,960
NMA	14,241	17,532	209,162
All Others	28,364	36,380	434,024
Total	269,142	339,955	4,055,774
Adjustments*1	(399)	836	9,974
Consolidated total	¥268,743	¥340,791	$4,065,748

*1 US GAAP adjustments related to the differences of revenue recognition between recognition at the time of shipment and at the time of customer receipt are main components of Adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
Net sales to other operating segments:
NCJ	¥19,812	¥19,542	$233,142
NIRT (formerly NET)	9,650	10,384	123,885
NIPC (formerly NCC)	740	612	7,301
NIDC (formerly NCD)	6,084	5,085	60,666
NILS (formerly NCS)	89	119	1,420
NIHC (formerly NCH)	1,256	348	4,152
NILF (formerly NCF)	6,672	7,006	83,584
NSNK	36	130	1,551
NCPL	560	752	8,972
NTSC	40	56	668
NCEL	7	8	95
NTMC	194	200	2,386
NMA	2,410	1,634	19,494
All Others	19,381	18,879	225,232
Total	66,931	64,755	772,548
Intersegment elimination	¥(66,931)	¥(64,755)	$(772,548)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010
Net sales to other operating segments:
NCJ	¥36,778	¥40,466	$482,773
NIRT (formerly NET)	18,766	21,260	253,639
NIPC (formerly NCC)	1,677	1,790	21,355
NIDC (formerly NCD)	11,644	11,529	137,545
NILS (formerly NCS)	153	242	2,887
NIHC (formerly NCH)	2,604	859	10,248
NILF (formerly NCF)	12,986	16,341	194,953
NSNK	122	294	3,508
NCPL	948	1,460	17,418
NTSC	64	108	1,288
NCEL	14	16	191
NTMC	392	440	5,249
NMA	4,275	3,101	36,996
All Others	31,626	40,391	481,878
Total	122,049	138,297	1,649,928
Intersegment elimination	¥(122,049)	¥(138,297)	$(1,649,928)
Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended September 30
	2009	2010	2010
Operating income or loss:
NCJ	¥1,834	¥1,578	$18,826
NIRT (formerly NET)	5,877	5,808	69,291
NIPC (formerly NCC)	466	507	6,049
NIDC (formerly NCD)	1,281	472	5,631
NILS (formerly NCS)	39	65	775
NIHC (formerly NCH)	147	189	2,255
NILF (formerly NCF)	1,625	1,515	18,074
NSNK	1,566	3,337	39,812
NCPL	1,422	2,502	29,850
NTSC	491	970	11,572
NCEL	410	1,355	16,166
NTMC	218	946	11,286
NMA	36	327	3,901
All Others	3,112	4,308	51,396
Total	18,524	23,879	284,884
U.S. GAAP adjustments to accrue pension and severance costs	90	(11)	(131)
Consolidation adjustments mainly related to elimination of intercompany profits	451	810	9,664
Reclassification *1	(534)	373	4,450
Others	(494)	(532)	(6,347)
Consolidated total	¥18,037	¥24,519	$292,520

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the six months ended September 30
	2009	2010	2010
Operating income or loss:
NCJ	¥3,217	¥4,681	$55,846
NIRT (formerly NET)	10,123	11,716	139,776
NIPC (formerly NCC)	639	1,261	15,044
NIDC (formerly NCD)	1,927	1,705	20,341
NILS (formerly NCS)	78	144	1,718
NIHC (formerly NCH)	283	382	4,558
NILF (formerly NCF)	2,613	3,460	41,279
NSNK	2,012	6,540	78,024
NCPL	1,808	4,818	57,480
NTSC	700	1,932	23,049
NCEL	682	2,613	31,174
NTMC	453	2,162	25,793
NMA	(152)	484	5,774
All Others	3,636	8,740	104,272
Total	28,019	50,638	604,128
U.S. GAAP adjustments to accrue pension and severance costs	180	171	2,040
Consolidation adjustments mainly related to elimination of intercompany profits	286	(52)	(621)
Reclassification *1	(574)	422	5,034
Others	410	343	4,093
Consolidated total	¥28,321	¥51,522	$614,674

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales (or disposal) of fixed assets.

15. Subsequent events:

Dividends for the first half of the fiscal year ending March 31, 2011

Subsequent to September 30, 2010, the Company’s Board of Directors declared a cash dividend of ¥5,572 million ($66,476 thousand) payable on December 3, 2010 to stockholders as of September 30, 2010.